U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                      SEC FILE NUMBER -0-22888

NOTIFICATION OF LATE FILING
                                            CUSIP NUMBER

      (CHECK ONE):

[  X ] Form 10-K and Form 10-KSB    [    ] Form 20-F    [    ] Form 11K
[    ] Form 10-Q and 10-QSB         [    ] Form N-SAR

      For Period Ended: March 31, 1999

      [ ] Transition Report on Form 10-K or 10-KSB
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q or 10-QSB
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:  _________________________________


      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________
______________________________________________________________________________



Part 1 - Registrant Information


Full Name of Registrant
                          CAI WIRELESS SYSTEMS, INC.

Address of Principal Executive Office (STREET AND NUMBER)

                   18 CORPORATE WOODS BOULEVARD, THIRD FLOOR

City, State, and Zip Code
                            ALBANY, NEW YORK 12211

PART II - RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period:

      During the fiscal year ended March 31, 1999, the registrant filed a voluntary petition under Chapter 11, Title 11 of the United States Code on July 30, 1998. It emerged from bankruptcy on October 14, 1998. Also during the 1999 fiscal year, the registrant increased its ownership in CS Wireless Systems, Inc., a Delaware corporation, to 94%. As a result of the application of fresh-start accounting principles as required by the American Institute of Certified Public Accountants' Statement of Position 90-7 in connection with the bankruptcy proceeding, and the purchase method accounting in connection with the increased ownership in CS, the registrant prepared and filed with the Commission on June 29, 1999 an amended quarterly report on Form 10-Q/A for the quarter ended September 30, 1998, an amended quarterly report on Form 10-Q/A for the quarter ended December 31, 1998 and a current report on Form 8-K relating to the increased ownership in CS. As a result of the preparation and filing of the amended quarterly reports and the current report, the registrant was unable to finalize and file its annual report on Form 10-K for the year ended March 31, 1999 without unreasonable effort or expense.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

      WAYNE BARR, JR., ESQ.                           (518)                                   462-2632
          (Name)                                     (Area Code)                          (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports (s).

                                          [ X ] Yes [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ X ] Yes [   ] No
                                          (See attached explanation)


                          CAI WIRELESS SYSTEMS, INC.
            (Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 1999                       By:       /S/
                                                Arthur J. Miller
                                                Vice President and Controller


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

CAI WIRELESS SYSTEMS, INC.
PART IV-OTHER INFORMATION
ATTACHED RESPONSE - ITEM (3)

      It is anticipated that a significant change in the registrant's results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements contained in the annual report. Specifically, registrant will report a net loss of approximately $111 million for the year ended March 31, 1999, compared to a net loss of approximately $226 million for the year ended March 31, 1998. The significant decrease in the net loss for the current period resulted primarily from the registrant's recording of a net extraordinary gain of $85.4 million due to the consummation of the CAI bankruptcy, which resulted in a cancellation of approximately $308 million of debt plus related accrued interest in exchange for $100 million of discounted senior notes, 91% of the equity in the reorganized registrant and approximately $16.5 million in cash. In accordance with AICPA's Statement of Position 90-7, the registrant applied fresh-start accounting upon its emergence from bankruptcy as of October 15, 1998.